Nasdaq Regulation

Lisa Roberts
Vice President
Listing Qualifications

By Electronic Mail

March 10, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 9, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Silver Spike Acquisition Corp II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts